UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.33 1/3 per share
(Title of Class of Securities)

M6158M104

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6158M104	SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yehuda Kahane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 547,782 shares (1)
	6	SHARED VOTING POWER 2,128,539 shares (1)
	7	SOLE DISPOSITIVE POWER 547,782 shares (1)
	8	SHARED DISPOSITIVE POWER 1,580,757 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,128,539
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* IN

(1) Prof. Yehuda Kahane directly owns 547,782 shares of the Issuer, out of which 429,576 shares of the Issuer are jointly owned with his wife, Rivka Kahane.

In addition, Prof. Yehuda Kahane beneficially owns 148,950 shares of the Issuer owned by Yehuda Kahane Ltd., which Prof. Yehuda Kahane may be considered to beneficially own by virtue of his shared voting and investment control of Yehuda Kahane Ltd. through his 50% shareholdings therein with the other 50% being owned by his wife, Rivka Kahane.

In addition, Prof. Kahane is deemed to beneficially own 1,431,807 shares of the Issuer owned by Moked Ituran Ltd., which Prof. Yehuda Kahane is deemed to beneficially own by virtue of his right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein. (due to his shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran Ltd.).

Item 1.

        (a)  Name of Issuer: Ituran Location and Control Ltd.

        (b)  Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

        (a)  Name of Person Filing: Yehuda Kahane

        (b)  Address of Principal Business Office: 16 Tzameret St, Herzliah 46424, Israel.

        (c)  Citizenship: Israel.

        (d)  Title of Class of Securities: Ordinary Shares.

        (e)  CUSIP Number – M6158M104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable.

Item 4. Ownership.

        (a)  Amount Beneficially Owned: 2,128,539 Ordinary Shares of the Issuer. Prof. Yehuda Kahane directly owns 547,782 shares of the Issuer, out of which 429,576 shares of the Issuer are jointly owned with his wife, Rivka Kahane.

In addition, Prof. Yehuda Kahane beneficially owns 148,950 shares of the Issuer owned by Yehuda Kahane Ltd., which Prof. Yehuda Kahane may be considered to beneficially own by virtue of his shared voting and investment control of Yehuda Kahane Ltd. through his 50% shareholdings therein with the other 50% being owned by his wife, Rivka Kahane.

In addition, Prof. Kahane is deemed to beneficially own 1,431,807 shares of the Issuer owned by Moked Ituran Ltd., which Prof. Yehuda Kahane is deemed to beneficially own by virtue of his right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein (due to his shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran Ltd.).

        (b) Percent of Class: 9.2%

        (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 547,782

(ii) Shared power to vote or to direct the vote: 2,128,539

(iii) Sole power to dispose or to direct the disposition: 547,782

(iv) Shared power to dispose or to direct the disposition: 1,580,757

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        The reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d). Prof. Yehuda Kahane is a Controlling Person of Yehuda Kahane Ltd. (a company holding 26% of Moked Ituran Ltd.). See Item 4(a).

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certification.

         Not applicable

Item 11. Exhibits

        Shareholder agreement dated May 28, 1998, as amended on September 6, 2005 attached as Exhibits (a) and (b) to form 13G filed by this reporting person on February 13, 2006, and incorporated by reference herein.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2007

By: /s/ Yehuda Kahane —————————————— Yehuda Kahane

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).